FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November, 2003
Commission File Number: 33-99284

STENA AB (publ)
(Translation of registrant's name into English)

SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:            Yes                    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB (publ)
Date: November 14, 2003	By:	/s/ Svante Carlsson
	Name:	Svante Carlsson
	Title:	Chief Financial Officer and Executive Vice President

Stena AB (publ) and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

•	changes in general economic and business conditions;
•	changes in currency exchange rates and interest rates;
•	introduction of competing products by other companies;
•	lack of acceptance of new products or services by our targeted customers;
•	inability to meet efficiency and cost reduction objectives;
•	changes in our business strategy; and
•	other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Income Statements for — the three month periods ended September 30, 2002 and September 30, 2003	3
— the nine month periods ended September 30, 2002 and September 30, 2003	4
Condensed Consolidated Balance Sheets as of — December 31, 2002 and September 30, 2003	5
Condensed Consolidated Statements of Cash Flow for — the nine month periods ended September 30, 2002 and September 30, 2003	6
Notes to Condensed Consolidated Financial Statements	7 - 10
OPERATING AND FINANCIAL REVIEW	11 - 27

Stena AB (publ) and Consolidated Subsidiaries

Condensed Consolidated Income Statements

	Three month periods ended
	September 30, 2002	September 30, 2003
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,962	2,926	377
Net gain on sale of vessels	—	—	—
Total ferry operations	2,962	2,926	377
Drilling	507	385	50
Shipping	412	521	67
Net gain on sale of vessels	29	—	—
Total shipping	441	521	67
Property	225	237	31
Net gain on sale of properties	5	57	7
Total property	230	294	38
Other	2	1	—
Total revenues	4,142	4,127	532
Direct operating expenses:
Ferry operations	(1,887)	(1,858)	(240)
Drilling	(224)	(217)	(28)
Shipping	(331)	(417)	(54)
Property	(76)	(77)	(10)
Other	—	—	—
Total direct operating expenses	(2,518)	(2,569)	(332)
Selling and administrative expenses	(391)	(360)	(46)
Depreciation and amortization	(433)	(428)	(55)
Total operating expenses	(3,342)	(3,357)	(433)
Income from operations	800	770	99
Share of affiliated companies´ results	47	—	—
Gain on sale of affiliated companies	605	—	—

Financial income and expense:
Dividends received	4	—	—
Gain (loss) on securities, net	(120)	18	2
Interest income	144	20	3
Interest expense	(269)	(189)	(25)
Foreign exchange gains (losses), net	18	21	3
Other financial income (expense), net	(15)	(14)	(2)
Total financial income and expense	(238)	(144)	(19)
Income before taxes	1,214	626	80
Income taxes	(78)	(130)	(16)
Net income	1,136	496	64

Stena AB (publ) and Consolidated Subsidiaries
Condensed Consolidated Income Statements

	Nine month periods ended
	September 30, 2002	September 30, 2003
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	6,670	6,778	875
Net gain (loss) on sale of vessels	(2)	—	—
Total ferry operations	6,668	6,778	875
Drilling	1,598	1,229	159
Shipping	1,319	1,675	216
Net gain on sale of vessels	29	65	8
Total shipping	1,348	1,740	224
Property	665	704	91
Net gain on sale of properties	14	121	15
Total property	679	825	106
Other	8	6	1
Total revenues	10,301	10,578	1,365
Direct operating expenses:
Ferry operations	(4,743)	(4,951)	(639)
Drilling	(685)	(631)	(82)
Shipping	(1,083)	(1,250)	(161)
Property	(261)	(287)	(37)
Other	(1)	—	—
Total direct operating expenses	(6,773)	(7,119)	(919)
Selling and administrative expenses	(1,123)	(1,094)	(141)
Depreciation and amortization	(1,323)	(1,267)	(163)
Total operating expenses	(9,219)	(9,480)	(1,223)
Income from operations	1,082	1,098	142
Share of affiliated companies´ results	51	—	—
Gain on sale of affiliated companies	605	—	—
Financial income and expense:
Dividends received	15	39	5
Gain (loss) on securities, net	(190)	67	9
Interest income	181	67	9
Interest expense	(746)	(644)	(83)
Foreign exchange gains (losses), net	8	23	3
Other financial income (expense), net	105	28	3
Total financial income and expense	(627)	(420)	(54)
Minority interest	1	2	—
Income before taxes	1,112	680	88
Income taxes	(95)	(86)	(11)
Net income	1,017	594	77

Stena AB (publ) and Consolidated Subsidiaries
Condensed Consolidated Balance Sheets

	December 31, 2002	September 30, 2003
		(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	14	11	1
Tangible fixed assets:
Property, vessels and equipment	23,068	22,206	2,865
Financial fixed assets:
Marketable securities	1,076	2,181	282
Other assets	732	752	97
Total noncurrent assets	24,890	25,150	3,245
Current assets:
Inventories	240	249	32
Receivables	2,226	1,690	218
Prepaid expenses and accrued income	885	965	125
Short-term investments	323	407	52
Cash and cash equivalents	2,100	1,117	144
Total current assets	5,774	4,428	571
Total assets	30,664	29,578	3,816
STOCKHOLDERS´ EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock	5	5	1
Reserves	11,584	11,561	1,492
Total stockholders' equity	11,589	11,566	1,493
Provisions:
Deferred income taxes	590	585	75
Other	303	208	27
Total provisions	893	793	102
Noncurrent liabilities:
Long-term debt:
Property	4,667	4,733	611
Other	5,149	5,002	645
Senior Notes	4,157	2,907	375
Capitalized lease obligations	499	1,500	194
Other noncurrent liabilities	120	159	20
Total noncurrent liabilities	14,592	14,301	1,845
Current liabilities:
Short-term debt:
Property	32	19	2
Other	231	266	34
Capitalized lease obligations	21	44	6
Trade accounts payable	569	481	62
Accrued costs and prepaid income	1,724	1,733	224
Income tax payable	80	45	6
Other current liabilities	933	330	43
Total current liabilities	3,590	2,918	377
Total stockholders' equity and liabilities	30,664	29,578	3,816

Stena AB (publ) and Consolidated Subsidiaries
Condensed Consolidated Statements of Cash Flow

	Nine month periods ended September 30, 2002 September 30, 2003 (unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,017	594	77
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,323	1,267	163
Share of affiliated companies´ results	(51)	—	—
(Gain) on sale of affiliated company	(605)	—	—
(Gain)/loss on sale of property, vessels and equipment	(41)	(186)	(23)
(Gain)/loss on securities, net	190	(67)	(9)
Unrealized foreign exchange (gains) losses	373	(179)	(23)
Deferred income taxes	72	43	5
Minority interest	(1)	(2)	—
Other non cash items	(143)	53	7
Net cash flows from trading securities	62	(50)	(6)
Changes in assets and liabilities, net of effects of dispositions of business:
Receivables	(545)	405	52
Prepaid expenses and accrued income	103	(130)	(17)
Inventories	22	(16)	(2)
Trade accounts payable	91	(61)	(8)
Accrued costs and prepaid income	(94)	66	8
Income tax payable	(110)	(30)	(4)
Other current liabilities	(73)	(634)	(82)
Net cash provided by operating activities	1,590	1,073	138
Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment	255	1,119	144
Capital expenditure on property, vessels and equipment	(1,511)	(2,673)	(345)
Sale of affiliated company	2,728	—	—
Proceeds from sale of securities	447	368	48
Purchase of securities	(316)	(1,489)	(192)
Increase of non-current assets	(342)	(75)	(10)
Decrease of non-current assets	—	19	2
Other investing activities	2	(19)	(2)
Net cash provided by/(used in) investing activities	1,263	(2,750)	(355)
Net cash flows from financing activities:
Proceeds from issuance of debt	406	658	85
Principal payments on debt	(2,649)	(1,659)	(214)
Net change in borrowings on line-of-credit agreements	(1,984)	691	89
New capitalized lease obligations	232	1,843	238
Principle payments capital lease obligations	(52)	(723)	(93)
Net change in restricted cash accounts	(153)	(26)	(4)
Other financing activities	(46)	(87)	(11)
Net cash provided by/(used in) financing activities	(4,246)	697	90
Effect of exchange rate changes on cash and cash equivalents	(4)	(3)	—
Net change in cash and cash equivalents	(1,397)	(983)	(127)
Cash and cash equivalents at beginning of period	2,182	2,100	271
Cash and cash equivalents at end of period	785	1,117	144

Stena AB (publ) and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the noon buying rate on September 30, 2003 of $1= SEK 7.7502.

Note 2 Segment information

	Three month periods ended September 30,		Nine month periods ended September 30,
	2002	2003	2002	2003
Income from operations:
Ferry operations	661	653	626	552
Net gain (loss) on sale of vessels	—	—	(2)	—
Total ferry operations	661	653	624	552
Drilling	63	(37)	243	(10)
Shipping: Roll-on/Roll-off vessels	(17)	(10)	(8)	(34)
Crude oil tankers	(18)	8	(25)	172
Other shipping	1	9	(11)	4
Net gain on sale of vessels	29	—	29	65
Total shipping	(5)	7	(15)	207
Property	114	127	304	323
Net gain on sale of properties	5	57	14	121
Total property	119	184	318	444
Other	(38)	(37)	(88)	(95)
Total	800	770	1,082	1,098

	Three month periods ended September 30,		Nine month periods ended September 30,
	2002	2003	2002	2003
Depreciation and amortization:
Ferry operations	185	201	581	591
Drilling	188	171	581	512
Shipping: Roll-on/Roll-off vessels	37	32	94	87
Crude oil tankers	5	6	13	20
Other shipping	1	3	4	5
Total shipping	43	41	111	112
Property	16	14	47	49
Other	1	1	3	3
Total	433	428	1,323	1,267

Stena AB (publ) and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements —Continued

	Three month periods ended September 30,		Nine month periods ended September 30,
	2002	2003	2002	2003
Capital expenditures:
Ferry operations	219	62	585	1,361
Drilling	35	22	109	227
Shipping: Roll-on/Roll-off vessels	(12)	218	334	517
Crude oil tankers	10	206	220	323
Other shipping	—	2	3	4
Total shipping	(2)	426	557	844
Property	111	36	258	237
Other	—	—	2	4
Total	363	546	1,511	2,673

Note 3 Stockholders' Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 177 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2002 to September 30, 2003 are as follows:

	Capital stock	Restricted reserves	Unrestricted reserves	Total stockholders' equity
Balance at December 31, 2002	5	626	10,958	11,589
Transfers between reserves	—	7	(7)	—
Transfer to charitable trust	—	—	(5)	(5)
Dividend paid	—	—	(60)	(60)
Foreign currency translation adjustments	—	(44)	(508)	(552)
Net income	—	—	594	594
Balance at September 30, 2003	5	589	10,972	11,566

At the stockholders´ meeting in June 2003 it was decided that the Company make a dividend of SEK 60 million together with a contribution of SEK 5 million to the Sten A. Olsson Foundation for Culture and Science.

Note 4 US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders´equity of the Company is set forth in Note 24 to the Consolidated Financial Statements included in the Company´s Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

Stena AB (publ) and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements —Continued

	Nine month periods ended September 30,
	2002	2003
Net income under Swedish GAAP	1,017	594
Adjustments to reconcile to US GAAP:
Disposal of assets	8	2
Depreciation of properties	(42)	(28)
Investments in securities	183	(137)
Investment subsidies	1	1
Financial instruments	172	12
Purchase accounting Stena Line	(118)	(71)
Investment in P&O Stena Line	242	—
Equity investee goodwill amortization	26	—
Pensions	34	28
Deferred costs[a]	—	(37)
Others	20	18
Tax effect of US GAAP adjustments	(108)	43
Net income under US GAAP	1,435	425

	As of December 31,	As of September 30,
	2002	2003
Stockholders' equity under Swedish GAAP	11,589	11,566
Adjustments to reconcile to US GAAP:
Disposal of assets	(90)	(89)
Depreciation of properties	(319)	(344)
Investments in securities	39	361
Investment subsidies	(17)	(16)
Financial instruments	71	83
Purchase accounting Stena Line	(212)	(282)
Pensions	(380)	(363)
Deferred costs[a]	—	(37)
Others	(104)	(82)
Tax effect of US GAAP adjustments	94	37
Stockholders' equity under US GAAP	10,671	10,834

(a)	The Company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the Stena Don. The Company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flows of the contract. US GAAP is more restrictive in respect of amounts that are permitted to be deferred and amortized. For US GAAP purposes, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of

Stena AB (publ) and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements —Continued

comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders´ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30, 2002 and 2003 was SEK 926 million and SEK 228 million, respectively.

Recent U.S. accounting pronouncements

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.    This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

In January 2003, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period ending after December 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

The Company is evaluating the impact of applying FIN 46 to an existing VIE in which the Company acquired certain interests in December 2002. At this time, it is reasonably likely that the Company will be required to consolidate this VIE under US GAAP. The impact of the consolidation of the VIE under US GAAP as of December 31, 2002 would increase assets and liabilities by

Stena AB (publ) and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements —Continued

approximately $238 million. The VIE was formed principally for the limited purpose of investing primarily in securities and certain other eligible assets funded from the issuance by the VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. The Company believes that the maximum exposure to loss as a result of our association with the VIE is limited to approximately $36.1 million, which consists of the investment in certain tranches of debt issued by the VIE and the mandatorily redeemable preference shares.

In the third quarter of 2003, the Company purchased $40 million in participating term notes in an entity, that was formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). Under Swedish GAAP the investment is accounted for in accordance with the equity method, i.e one-line consolidation.

Under US GAAP, the 2003 VIE is a variable interest entity (VIE) as defined by FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) for which Stena is deemed to be the primary beneficiary. Accordingly, the 2003 VIE is consolidated for US GAAP purposes. There was no significant impact of the consolidation of the 2003 VIE for US GAAP purposes, as of September 30, 2003, because the amount of the assets of the 2003 VIE approximates Stena's investment. In addition, the impact on the results of operations of the 2003 VIE for US GAAP purposes was insignificant since it was only recently formed. Should the 2003 VIE make future investments funded by borrowings, total assets and liabilities will be increased by the same amount under US GAAP.

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See note 4 as above and note 24 in the Company´s Form 20-F for the year ended December 31, 2002.

Highlights of the first nine months of 2003

The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003. It entered service for Stena Line on the Harwich-Hook van Holland route at the end of February. The vessel with the same name previously used on that route was sold to Finnlines in March 2003. The remaining RoPax newbuilding from Korea was delivered in May 2003 and entered service for Stena Line on the Irish Sea as the Stena Adventurer in July 2003. The two new vessels were financed by new finance leases on delivery.

In January 2003, the Company acquired additional properties in the south of Sweden for SEK 112 million. In June 2003, properties were sold in Stockholm, Sweden at an amount of SEK 215 million. In June to August, the Company invested SEK 433 million in the Swedish property company Drott. The Company sold properties in Stockholm, Sweden and in Germany in July 2003 for approximately SEK 225 million.

On January 15, 2003, the Company redeemed the remaining outstanding 10½% Senior Notes due 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million of the original amount of the $175 million was redeemed in January at a redemption price of $105.7 million.

In April 2003, the RoRo vessel Stena Clipper was sold to a third party. In April 2003, a RoRo vessel, the Oihonna, was acquired from Finnlines. The vessel was sold to a third party on delivery and chartered back to the Company. The vessel has been renamed Vasaland and has entered a long-term charter with Finnlines. In April 2003, the Company chartered a RoPax ferry, the Svealand, and chartered it out on long term basis to Scandlines AS.

In April 2003, the second RoRo newbuilding from China, the Stena Forecaster, was delivered from the shipyard. After final completion and voyage to Europe, the vessel entered a charter to a third party in June.

In April 2003, the Company entered into agreements to build two Panamax tankers at a shipyard in China for delivery in 2005 and 2006. In June 2003, the Company entered into agreements to build two Aframax tankers at a shipyard in Korea for delivery in 2005 and 2006. The Company also purchased, from a third party, four Product tankers under construction at a shipyard in Croatia for delivery in 2004-2006.

Subsequent events

In October 2003, the Company entered into an agreement with P&O for the acquisition of the Liverpool-Dublin and Fleetwood-Larne ferry operations on the Irish Sea. Pursuant to this agreement, the Company has agreed to purchase five vessels, along with certain related equipment, at prices based on book values to be determined upon the closing of the transaction. The Company has also agreed to charter two additional vessels from P&O. Closing of the transaction is conditioned upon, among other things, receipt of approval from the Competition Commission of the United Kingdom and the Irish Competition Authority, negotiation of time charters with P&O and the receipt of certain consents and licenses. The Company estimates that the total purchase price for the vessels and equipment and certain other matters will be approximately £70 million.

The Company also established a joint venture with P&O in October 2003 to acquire the Port of Cairnryan in Scotland from P&O for a purchase price of £22 million. The Company and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for each of Stena and P&O and each party will pay port user fees to the joint venture. The acquisition and redevelopment of the port will be principally financed with borrowings by the joint venture with the Company and P&O each providing approximately 5 percent of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto and obtaining financing on satisfactory terms.

On October 6, 2003 the Company redeemed the outstanding 8¾% Senior Notes due 2007 for an aggregate cost of $180.1 million.

The Company was party to litigation regarding a claim against the Company by Statoil, the charterer of the Stena Don, pertaining to the delivery of the Stena Don. The Company also had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil with respect to these matters.

In November 2003, the Company sold two RoRo vessels, the Stena Carrier and the Stena Freighter, each for $5 million, to a third party for delivery in 2003. On delivery, the vessels will be chartered back for a period of two to eight months. The gain on the sale will be recorded at delivery.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding ferry operations, approximately 70% of the Company's total revenues are generated in US dollars while approximately 20% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation purposes are as follows:

Average rates	July- September	July- September	Change	January- September	January- September	Change
	2002	2003		2002	2003
US$	9.38	8.14	(13%)	9.93	8.26	(17%)
British pound	14.54	13.10	(10%)	14.67	13.29	(9%)
Euro	9.23	9.17	(1%)	9.19	9.16	—

Closing rates	December 31,	September 30,	Change
	2002	2003
US$	8.8250	7.6625	(13%)
British pound	14.1475	12.8100	(9%)
Euro	9.1925	8.9135	(3%)

THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED
SEPTEMBER 30, 2002

Revenues

Total revenues decreased SEK 15 million, or 1%, in the three months ended September 30, 2003 to SEK 4,127 million from SEK 4,142 million in the three months ended September 30, 2002. Revenues in the three months ended September 30, 2003 were adversely affected by a decline in drilling revenues, partially offset by increases in shipping and property revenues and by the increase of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations decreased SEK 36 million, or (1%), in the three months ended September 30, 2003 to SEK 2,926 million from SEK 2,962 million in the three months ended September 30, 2002, mainly due to an increase of the SEK with respect to the British pound, partly offset by increased volumes of freight including the new freight route Rotterdam-Harwich that started in the middle of 2002.

Drilling.    Drilling revenues consist of charter hires for the Company´s drilling rigs. Revenues from drilling operations decreased SEK 122 million, or (24%), in the three months ended September 30, 2003 to SEK 385 million from SEK 507 million in the three months ended September 30, 2002 mainly due to reduced dayrates and offhire periods for the Stena Spey and the Stena Clyde, as well as the increase of the SEK with respect to the US dollar. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for the Company´s owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 109 million, or 26%, in the three months ended September 30, 2003 to SEK 521 million from SEK 412 million in the three months ended September 30, 2002. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 20 million to SEK 79 million from SEK 59 million or 34%, principally due to the deliveries of the newbuilding Stena Forecaster in June 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by the increase of the SEK with respect to the US dollar and the sale of the Stena Clipper in April 2003. Revenues from crude oil tankers increased SEK 72 million, or 22%, in the three months ended September 30, 2003 to SEK 400 million from SEK 328 million in the three months ended September 30, 2002, mainly due to increased dayrates in all tanker segments, the delivery in October 2002 of the Stena Calypso and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. During the three months ended September 30, 2003, the Company had an average of 21 tankers chartered in, compared to an average of 17 tankers chartered in during the three months ended September 30, 2002.

Net Gain on Sale of Vessels, Shipping.    In the three months ended September 30, 2003, the Company recorded no gains on sale of vessels. In the three months ended September 30, 2002, the Company recorded gains of SEK 29 million on the sale of the VLCC tanker Stena Conductor.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 12 million, or 5%, in the three months ended September 30, 2003 to SEK 237 million from SEK 225 million in the three months ended September 30, 2002, mainly due to acquisitions of new properties.

Net Gain (Loss) on Sale of Properties.    In the three months ended September 30, 2003, the Company recorded gains of SEK 57 million on the sale of properties. In the three months ended September 30, 2002, the Company recorded gains of SEK 5 million on the sale of properties.

Direct Operating Expenses

Total direct operating expenses increased SEK 51 million, or 2%, in the three months ended September 30, 2003 to SEK 2,569 million from SEK 2,518 million in the three months ended

September 30, 2002, primarily due to increased operating expenses in shipping, partly offset by decreased operating expenses in drilling and ferry operations.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 29 million, or 1%, in the three months ended September 30, 2003 to SEK 1,858 million from SEK 1,887 million in the three months ended September 30, 2002, mainly due to an increase of the SEK with respect to the British pound partly offset by costs on the new Rotterdam – Harwich freight route. Direct operating expenses for ferry operations for the three months ended September 30, 2003 was 64% of revenues, the same as for the three months ended September 30, 2002.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 7 million, or 3%, in the three months ended September 30, 2003 to SEK 217 million from SEK 224 million in the three months ended September 30, 2002, mainly due to the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended September 30, 2003 were 56% of drilling revenues as compared to 44% for the three months ended September 30, 2002.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 86 million, or 26%, in the three months ended September 30, 2003 to SEK 417 million from SEK 331 million in the three months ended September 30, 2002. Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 20 million, or 67%, in the three months ended September 30, 2003 to SEK 50 million from SEK 30 million in the three months ended September 30, 2002, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and the delivery of the Stena Forecaster in June 2003, partly offset by the sale of the Stena Clipper in April 2003. Direct operating expenses associated with crude oil tankers increased SEK 71 million, or 24%, to SEK 365 million from SEK 294 million, mainly due to increased costs resulting from a larger fleet and higher charter rates and the delivery in October 2002 of the Stena Calypso, partly offset by an increase of the SEK with respect to the US dollar. During the three months ended September 30, 2003, we had an average of 21 tankers chartered in, compared to an average of 17 tankers chartered in during the three months ended September 30, 2002. Direct operating expenses for crude oil operations for the three months ended September 30, 2003 were 92% of revenues, as compared to 90% for the three months ended September 30, 2002. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 1 million, or 1%, in the three months ended September 30, 2003 to SEK 77 million from SEK 76 million in the three months ended September 30, 2002. Direct operating expenses from property operations in the three months ended September 30, 2003 were 32% of property revenues, as compared to 34% for the three months ended September 30, 2002.

Selling and Administrative Expenses

Selling and administrative expenses decreased SEK 31 million, or 8%, in the three months ended September 30, 2003 to SEK 360 million from SEK 391 million in the three months ended September 30, 2002, primarily as a result of reduced advertising expenses for ferry operations.

Depreciation and Amortization

Depreciation and amortization charges decreased SEK 5 million, or (1%), in the three months ended September 30, 2003 to SEK 428 million from SEK 433 million in the three months ended September 30, 2002, mainly due to the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars.

Result from Affiliated Companies

Result on sale of affiliated companies in the three months ended September 30, 2002 relate to the 40% interest in P&O Stena Line, which was sold in August 2002.

Financial Income and Expense, Net

Financial income and expense, net increased by SEK 94 million in the three months ended September 30, 2003 to SEK (144) million from SEK (238) million in the three months ended September 30, 2002.

Net gain (loss) on securities in the three months ended September 30, 2003 amounted to SEK 18 million, of which SEK 34 million related to net realized gains and SEK (16) million related to net unrealized losses on high yield bonds. Net gain (loss) on securities in the three months ended September 30, 2002 was SEK (120) million, of which SEK (1) million related to net realized losses and SEK (119) million related to net unrealized losses.

Interest income in the three months ended September 30, 2003 decreased SEK 124 million, or 86%, to SEK 20 million from SEK 144 million in the three months ended September 30, 2002. In the three months ended September 30, 2002, the Company had interest income of SEK 103 million from P&O relating to the sale in August 2002 of P&O Stena Line.

Interest expense for the three months ended September 30, 2003 decreased SEK 80 million, or 30%, to SEK (189) million from SEK (269) million for the three months ended September 30, 2002, mainly due to the increase of the SEK with respect to the US dollar and, to a lesser extent, reduced interest rates, as a result of a decline in interest rates generally and the redemption in January 2003 of the 10½% Senior Notes due 2005.

During the three months ended September 30, 2003, the Company had foreign exchange gains, net of SEK 21 million, of which gains of SEK 5 million were from currency trading and gains of SEK 16 million were from translation differences. In the three months ended September 30, 2002, the Company had foreign exchange gains, net of SEK 18 million consisting of gains of SEK 4 million from currency trading and gains of SEK 14 million from translation differences.

Other financial income (expense) for the first three months of 2003 amounted to SEK (14) million as compared to SEK (15) million for the three months ended September 30, 2002 and relate to normal bank charges and the amortization of deferred financing costs for the issue of the 10½% Senior Notes due 2005 and credit facilities including our $600 million Revolving Credit Facility and finance leases.

Income Taxes

Income taxes for the three months ended September 30, 2003 were SEK (130) million, consisting of current taxes of SEK (27) million and deferred taxes of SEK (103) million. Income (loss) before taxes in the three months ended September 30, 2003 was SEK 626 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where the Company generates revenues.

Income taxes in the first three months of 2002 amounted to SEK (78) million, of which SEK (25) million related to current taxes and SEK (53) million related to deferred taxes.

NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 2002

Revenues

Total revenues increased SEK 277 million, or 3%, in the nine months ended September 30, 2003 to SEK 10,578 million from SEK 10,301 million in the nine months ended September 30, 2002, primarily as a result of increased revenues in shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the nine months ended September 30, 2003 were adversely affected by the increase of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 108 million, or 2%, in the nine months ended September 30, 2003 to SEK 6,778 million from SEK 6,670 million in the nine months ended September 30, 2002, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002, partly offset by reduced number of passengers and cars and the increase of the SEK with respect to the British pound.

Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 369 million, or (23%), in the nine months ended September 30, 2003 to SEK 1,229 million from SEK 1,598 million in the nine months ended September 30, 2002, mainly due to reduced dayrates for the Stena Dee, the Stena Spey and the Stena Clyde and offhire periods for the Stena Spey and the Stena Clyde, as well as the increase of the SEK with respect to the US dollar, partly offset by increased revenues for the Stena Don. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 356 million, or 27%, in the nine months ended September 30, 2003 to SEK 1,675 million from SEK 1,319 million in the nine months ended September 30, 2002. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 16 million to SEK 202 million from SEK 186 million, or 9%, principally due to the delivery of the Stena Foreteller in May 2002 and the Stena Forecaster in June 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Revenues from crude oil tankers increased SEK 316 million, or 30%, in the nine months ended September 30, 2003 to SEK 1,383 million from SEK 1,067 million in the nine months ended September 30, 2002, mainly due to increased dayrates in all tanker segments, the deliveries of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002 and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the nine months ended September 30, 2003, we had 20 tankers chartered in, compared to 19 tankers chartered in during the nine months ended September 30, 2002.

Net Gain on Sale of Vessels, Shipping.    In the nine months ended September 30, 2003, the Company recorded gains of SEK 65 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel the Oihonna (renamed the Vasaland), partly offset by a small loss on the sale of the RoRo vessel Stena Clipper. In the nine months ended September 30, 2002, the Company recorded gains of SEK 29 million on the sale of the VLCC tanker Stena Conductor.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 39 million, or 6%, in the nine months ended September 30, 2003 to SEK 704 million from SEK 665 million in the nine months ended September 30, 2002, mainly due to acquisitions of new properties, partly offset by properties sold.

Net Gain (Loss) on Sale of Properties.    In the nine months ended September 30, 2003, the Company recorded gains of SEK 121 million on the sale of properties. In the nine months ended September 30, 2002, the Company recorded gains of SEK 14 million on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 346 million, or 5%, in the nine months ended September 30, 2003 to SEK 7,119 million from SEK 6,773 million in the nine months ended September 30, 2002, primarily due to increased operating expenses in the Company's ferry operations and shipping, partly offset by decreased operating expenses in drilling and the increase of the SEK with respect to the US dollar and, to a lesser extent, with respect to the British pound.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 208 million, or 4%, in the nine months ended September 30, 2003 to SEK 4,951 million from SEK 4,743 million in the nine months ended September 30, 2002, mainly due to costs on the new Rotterdam–Harwich freight route, partly offset by an increase of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the nine months ended September 30, 2003 was 73% of revenues, as compared to 71% for the nine months ended September 30, 2002.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 54 million, or 8%, in the nine months ended September 30, 2003 to SEK 631 million from SEK 685 million in the nine months ended September 30, 2002, mainly due to an increase of the SEK with respect to the US dollar, partly offset by repair costs and higher personnel costs. Direct operating expenses from drilling operations for the nine months ended September 30, 2003 were 51% of drilling revenues as compared to 43% for the nine months ended September 30, 2002.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 167 million, or 15%, in the nine months ended September 30, 2003 to SEK 1,250 million from SEK 1,083 million in the nine months ended September 30, 2002. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 47 million, or 63%, in the nine months ended September 30, 2003 to SEK 122 million from SEK 75 million in the nine months ended September 30, 2002, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and the delivery of the Stena Foreteller in May 2002 and the Stena Forecaster in June 2003. Direct operating expenses associated with crude oil tankers increased SEK 120 million, or 12%, to SEK 1,122 million from SEK 1,002 million, mainly due to increased costs resulting from a larger fleet and higher charter rates and the deliveries of the newbuildings Stena Caribbean in June 2002 and the Stena Calypso in October 2002, partly offset by an increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the nine months ended September 30, 2003, the Company had 20 tankers chartered in, compared to an average of 19 tankers chartered in during the nine months ended September 30, 2002. Direct operating expenses for crude oil operations for the nine months ended September 30, 2003 were 81% of revenues, as compared to 94% for the nine months ended September 30, 2002. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 26 million, or 10%, in the nine months ended September 30, 2003 to SEK 287 million from SEK 261 million in the nine months ended September 30, 2002, primarily due to acquisitions of new properties. Direct operating expenses from property operations in the nine months ended September 30, 2003 were 41% of property revenues, as compared to 39% for the nine months ended September 30, 2002.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 29 million, or 3%, in the nine months ended September 30, 2003 to SEK 1,094 million from SEK 1,123 million in the nine months ended September 30, 2002, primarily as a result of reduced advertising expenses for ferry operations.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 56 million, or 4%, in the nine months ended September 30, 2003 to SEK 1,267 million from SEK 1,323 million in the nine months ended September 30, 2002, mainly due to an increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars.

Result from affiliated companies

Result from affiliated companies for the nine months ended September 30, 2002, relate to the 40% interest in P&O Stena Line, which was sold in August 2002. The Company's share of affiliated companies' results in the nine months ended September 30, 2002 amounted to a gain of SEK 51 million.

Financial income and expense, net

Financial income and expense, net increased by SEK 207 million in the nine months ended September 30, 2003 to SEK (420) million from SEK (627) million in the nine months ended September 30, 2002.

Dividends received in the nine months ended September 30, 2003 increased SEK 24 million to SEK 39 million from SEK 15 million in the nine months ended September 30, 2002. Dividends relate to short-term investments and marketable securities.

Net gain (loss) on securities in the nine months ended September 30, 2003 amounted to SEK 67 million, of which SEK 57 million related to net realized gains and SEK 10 million to net unrealized gains related to reversals of earlier unrealized losses. Net gain (loss) on securities in the nine months ended September 30, 2002 was SEK (190) million, mainly related to unrealized losses on emerging market high-yield bonds.

Interest income in the nine months ended September 30, 2003 decreased SEK 114 million, or 63%, to SEK 67 million from SEK 181 million in the nine months ended September 30, 2002. In the nine months ended September 30, 2002, the Company had interest income of SEK 103 million from P&O relating to the sale in August 2002 of P&O Stena Line.

Interest expense for the nine months ended September 30, 2003 decreased SEK 102 million, or 14%, to SEK (644) million from SEK (746) million for the nine months ended September 30, 2002. Interest expense decreased mainly due to an increase of the SEK with respect to the US dollar and, to a lesser extent, reduced interest rates as a result of a decline in interest rates generally and the redemption in January 2003 of the 10½% Senior Notes due 2005.

During the nine months ended September 30, 2003, the Company had foreign exchange gains, net of SEK 23 million consisting of gains of SEK 15 million from currency trading and a gain of SEK 8 million from translation differences. In the nine months ended September 30, 2002, the Company had foreign exchange gains, net of SEK 8 million consisting of gains of SEK 40 million from currency trading and losses of SEK (32) million from translation differences.

Other financial income (expense) of SEK 28 million for the first nine months of 2003 includes SEK 97 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year according to a plan established at the end of 2000. The remaining other financial income (expense) for the first nine months of 2003 was SEK (69) million, including the write-off of SEK (9) million of remaining deferred financing costs for the issue of the 10½% Senior Notes due 2005, which were redeemed in January 2003, and SEK (60) million relating to normal bank charges and the amortization of deferred financing charges for the 8¾% Senior Notes due 2007 and the 9 5/8% Senior Notes due 2012 and the Company's credit facilities including its $600 million Revolving Credit Facility and new capital lease obligations. Other financial income (expense) of SEK 105 million for the first nine months of 2002 includes released provisions of SEK 147 million relating to the excess value for Stena Line Senior Notes and net SEK (42) million for bank charges and deferred finance charges.

Income taxes

Income taxes for the nine months ended September 30, 2003 were SEK (86) million, consisting of current taxes of SEK (43) million and deferred taxes of SEK (43) million. Income before taxes in the first nine months of 2003 was SEK 680 million. Income taxes in the first nine months of 2002 amounted to SEK (95) million, of which SEK (23) million related to current taxes and SEK (72)

million related to deferred taxes. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where we generate revenues.

Liquidity and capital resources

The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and (iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30, 2003, the Company had total cash and marketable securities of SEK 3,705 million as compared to SEK 3,499 million as of December 31, 2002.

Cash flows provided by operating activities amounted to SEK 1,073 million for the nine months ended September 30, 2003 as compared to SEK 1,590 million for the nine months ended September 30, 2002. Cash flows used in investing activities amounted to SEK (2,750) million for the nine months ended September 30, 2003, mainly related to investments in property, vessels and equipment and in securities. For the nine months ended September 30, 2002, cash flows provided by investing activities amounted to SEK 1,263 million, primarily as a result of the sale of P&O Stena Line, partly offset by investments in properties and in newbuildings. Construction in progress of RoPax, crude oil tankers and other newbuildings at September 30, 2003 amounted to SEK 540 million as compared to SEK 961 million at December 31, 2002. Cash flows provided by financing activities amounted to SEK 697 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2002, cash flows used in financing activities amounted to SEK (4,246) million, mainly related to repayment of debt after the receipt of proceeds from the sale of P&O Stena Line.

Total interest bearing debt at September 30, 2003 was SEK 14,471 million as compared with SEK 14,756 million at December 31, 2002. The decrease in debt mainly relates to the increase of the SEK with respect to the US dollar and, to a lesser extent, the British pound and repayment of loans with respect to a vessel sold, partly offset by new finance leases for the two RoPax vessels delivered from Korea and new property loans.

As of September 30, 2003, the Company had two revolving credit facilities. The $600 million Revolving Credit Facility from 2002 matures in 2007 and can be extended for two additional years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. As of September 30, 2003, the utilized portion of this facility was $292 million, out of which $265 million was actually drawn and $27 million used for issuing of bank guarantees. The $275 million Revolving Credit Facility from 2000 has been reduced to $215 million and matures in September 2006. As of September 30, 2003, the utilized portion of this facility was $90 million.

In mid January 2003, the Company prepaid the remaining outstanding 10½% Senior Notes due 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million out of the original amount of the $175 million was redeemed in January 2003. On October 6, 2003 the Company redeemed in total the outstanding 8¾% Senior Notes due 2007.

The Company's total capital expenditure in connection with all newbuildings on order as of September 30, 2003 is SEK 2.7 billion ($315 million), of which approximately SEK 860 million ($111 million) is due within the next twelve months and all of which is due by 2006. Of this capital expenditure, yard payments and other costs of SEK 271 million ($35 million) have been paid to date. The Company plans on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements or new bank loans. The Company also has other commitments of approximately £70 million for payment under our Irish Sea agreement with P&O and $12 million for upgrades to the Stena Dee.

The Company believes that, based on current levels of operating performance and anticipated market conditions, its cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on its debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment and, as of January 2003, the Company´s investment in certain financial fixed assets through its subsidiaries Stena Adactum AB and Simplon Ltd. The Company's property operations are conducted through various subsidiaries. The Company issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 (the "Notes"). For purposes of the Indenture under which the Notes were issued (the "Indenture"), the subsidiaries in the property operations plus Stena Adactum AB and Simplon Ltd will be designated Unrestricted Subsidiaries, as defined in the Indenture, and, as a result, will not be bound by the restrictive provisions of the Indenture.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the noon buying rate on September 30, 2003 of $1 = SEK 7.7502.

Stena AB (publ) and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Three month periods ended
	September 30, 2002 September 30, 2003 (unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,962	2,926	377
Net gain (loss) on sale of vessels	—	—	—
Total ferry operations	2,962	2,926	377
Drilling	507	385	50
Shipping	412	521	67
Net gain on sale of vessels	29	—	—
Total shipping	441	521	67
Other	4	2	—
Total revenues	3,914	3,834	494
Direct operating expenses:
Ferry operations	(1,887)	(1,858)	(240)
Drilling	(224)	(217)	(28)
Shipping	(331)	(417)	(54)
Other	(2)	(3)	—
Total direct operating expenses	(2,444)	(2,495)	(322)
Selling and administrative expenses	(372)	(340)	(44)
Depreciation and amortization	(417)	(414)	(53)
Total operating expenses	(3,233)	(3,249)	(419)
Income (loss) from operations	681	585	75
Share of affiliated companies' results	47	—	—
Gain on sale of affiliated companies	605	—	—
Financial income and expense:
Dividends received	4	3	—
Gain (loss) on securities, net	(120)	6	1
Interest income	142	11	1
Interest expense	(200)	(114)	(14)
Foreign exchange gains (losses), net	18	20	3
Other financial income (expense), net	(15)	(14)	(2)
Total financial income and expense	(171)	(88)	(11)
Minority interest	—	—	—
Income (loss) before taxes	1,162	497	64
Income taxes	(60)	(122)	(15)
Net income	1,102	375	49

Stena AB (publ) and Consolidated Subsidiaries

Condensed Consolidated Income Statements — Restricted group

	Nine month periods ended
	September 30, 2002	September 30, 2003
	(unaudited)
	SEK	SEK	$
(In millions)
Revenues:
Ferry operations	6,670	6,778	875
Net gain (loss) on sale of vessels	(2)	—	—
Total ferry operations	6,668	6,778	875
Drilling	1,598	1,229	159
Shipping	1,319	1,675	216
Net gain on sale of vessels	29	65	8
Total shipping	1,348	1,740	224
Other	16	8	1
Total revenues	9,630	9,755	1,259
Direct operating expenses:
Ferry operations	(4,743)	(4,951)	(639)
Drilling	(685)	(631)	(82)
Shipping	(1,083)	(1,250)	(161)
Other	(8)	(8)	(1)
Total direct operating expenses	(6,519)	(6,840)	(883)
Selling and administrative expenses	(1,070)	(1,048)	(135)
Depreciation and amortization	(1,277)	(1,219)	(157)
Total operating expenses	(8,866)	(9,107)	(1,175)
Income (loss) from operations	764	648	84
Share of affiliated companies' results	51	—	—
Gain on sale of affiliated companies	605	—	—
Financial income and expense:
Dividends received	15	17	2
Gain (loss) on securities, net	(190)	101	13
Interest income	177	45	6
Interest expense	(548)	(408)	(52)
Foreign exchange gains (losses), net	8	22	3
Other financial income (expense), net	104	28	3
Total financial income and expense	434	(195)	(25)
Minority interest	1	2	—
Income (loss) before taxes	987	455	59
Income taxes	(69)	(68)	(9)
Net income	918	387	50

Stena AB (publ) and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2002	September 30, 2003
	SEK	SEK	$
(In millions)		(unaudited)
ASSETS
Noncurrent assets:
Intangible assets	14	11	1
Tangible fixed assets:
Property, vessels and equipment	16,860	16,178	2,087
Financial fixed assets:
Marketable securities	1,076	612	79
Other assets	2,002	2,420	313
Total noncurrent assets	19,952	19,221	2,480
Current assets:
Inventories	238	249	32
Receivables	2,371	2,585	334
Prepaid expenses and accrued income	849	902	116
Short-term investments	321	406	52
Cash and cash equivalents	1,880	1,023	132
Total current assets	5,659	5,165	666
Total assets	25,611	24,386	3,146
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock	5	5	1
Reserves	11,718	11,504	1,484
Total stockholders' equity	11,723	11,509	1,485
Provisions:
Deferred income taxes	449	460	59
Other	300	205	27
Total provisions	749	665	86
Noncurrent liabilities:
Long-term debt:
Property	31	28	4
Other	5,149	5,002	645
Senior Notes	4,157	2,907	375
Capitalized lease obligations	499	1,500	194
Other noncurrent liabilities	115	143	18
Total noncurrent liabilities	9,951	9,580	1,236
Current liabilities:
Short-term debt:
Property	1	2	—
Other	231	266	34
Capitalized lease obligations	21	44	6
Trade accounts payable	506	390	50
Accrued costs and prepaid income	1,603	1,587	205
Income tax payable	74	41	5
Other current liabilities	752	302	40
Total current liabilities	3,188	2,632	340
Total stockholders' equity and liabilities	25,611	24,386	3,146

Stena AB (publ) and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flows — Restricted Group

	Nine month periods ended
	September 30, 2002	September 30, 2003
(in millions)	(unaudited)
	SEK	SEK	$
Net cash flows from operating activities:
Net income (loss)	918	387	50
Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization	1,277	1,219	157
Share of affiliated companies' results	(4)	—	—
(Gain) on sale of affiliated company	(652)	—	—
(Gain)/loss on sale of property, vessels and equipment	(27)	(65)	(8)
(Gain)/loss on securities, net	190	(101)	(13)
Unrealized foreign exchange (gains) losses	373	(179)	(23)
Deferred income taxes	47	29	3
Minority interest	(1)	(2)	—
Other non cash items	(158)	52	7
Net cash flows from trading securities	64	(50)	(6)
Changes in assets and liabilities, net of effects of dispositions of business:
Receivables	(461)	146	19
Prepaid expenses and accrued income	106	(104)	(13)
Inventories	22	(16)	(2)
Trade accounts payable	66	(91)	(12)
Accrued costs and prepaid income	(83)	42	5
Income tax payable	(102)	(28)	(4)
Other current liabilities	(80)	(482)	(62)
Net cash provided by operating activities	1,495	757	98
Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment	171	688	89
Capital expenditure on property, vessels and equipment	(1,253)	(2,436)	(315)
Sale of affiliated company	2,728	—	—
Proceeds from sale of securities	447	341	44
Purchase of securities	(316)	(520)	(67)
Increase of non-current assets	(342)	(65)	(8)
Decrease of non-current assets	25	19	2
Other investing activities	(98)	(116)	(15)
Net cash provided by (used in) investing activities	1,362	(2,089)	(270)
Net cash flows from financing activities:
Proceeds from issuance of debt	275	486	63
Principal payments on debt	(2,577)	(1,508)	(195)
Net change in borrowings on line-of-credit agreements	(1,950)	502	65
New capitalized lease obligations	232	1,843	238
Principle payments capital lease obligations	(52)	(723)	(93)
Net change in restricted cash accounts	(153)	(26)	(4)
Other financing activities	(47)	(98)	(13)
Net cash provided by/(used in) financing activities	(4,272)	476	61
Effect of exchange rate changes on cash and cash equivalents	(2)	(1)	—
Net change in cash and cash equivalents	(1,417)	(857)	(111)
Cash and cash equivalents at beginning of period	2,131	1,880	243
Cash and cash equivalents at end of period	714	1,023	132

Key Credit Statistics

	Consolidated Group		Restricted Group
	Nine months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	SEK (in millions) (unaudited)
Total revenues	10,301	10,578	9,630	9,755
Income from operations	1,082	1,098	764	648

Adjusted EBITDA (1)	2,587	2,434	2,219	1,914
Interest expense	(746)	(644)	(548)	(408)
Adjusted EBITDA/Interest expense	3.5x	3.8x	4.0x	4.7x

Cash flow from operating activities	1,590	1,073	1,495	757

(1)	"Adjusted EBITDA" is defined as consolidated operating income plus cash dividends from affiliated companies, interest income, depreciation, amortization and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of operating income. We have included information in this Form 6-K relating to Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indenture governing our 9 5/8% Senior Notes due 2007. Our ability to incur debt pursuant to this indenture is limited by a pro forma calculation of the ratio of Consolidated Cash Flow to Consolidated Interest Expense. Pursuant to this indenture, we may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group subject to certain exceptions as defined in the indenture. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the consolidated statements of cash flows contained in our consolidated financial statements included elsewhere herein. The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:

	Consolidated Group Nine months ended September 30,		Restricted Group Nine months ended September 30,
	2002	2003	2002	2003
	SEK (in millions) (unaudited)
Income from operations	1,082	1,098	764	648
Adjustments:
Cash dividends received	—	—	—	—
Interest income	181	67	177	45
Depreciation and amortization	1,323	1,267	1,277	1,219
Minority interest	1	2	1	2
Non-recurring items non-cash	—	—	—	—
Adjusted EBITDA	2,587	2,434	2,219	1.914
Adjustments:
(Gain)/loss on sale of property, vessels and equipment	(41)	(186)	(27)	(65)
Net cash flows from trading securities	62	(50)	64	(50)
Interest expense	(746)	(644)	(548)	(408)
Foreign exchange (gains) losses	381	(156)	381	(157)
Other non-cash items	(143)	53	(158)	52
Changes in working capital	(606)	(400)	(532)	(533)
Other items	96	22	96	4
Cash flow from operating activities	1,590	1,073	1,495	757